China United Insurance Services, Inc.
Building 4F, Hesheng Plaza No. 26 Yousheng S Rd.
Jinshui District, Zhengzhou, Henan PRC

October 28, 2011

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	China United Insurance Services, Inc. Amendment No. 1 to Registration Statement on Form S-1/A File: 333-174198

Dear Mr. Reidler:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China United Insurance Services, Inc. (the “Company”) dated September 1, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Amendment No. 1 to Registration Statement on Form S-1/A

General

Staff Comment 1.    Please note that where we provided to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:  The Company acknowledges the Staff’s comment.

Staff Comment 2.    Please provide us supplemental copies of proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

Response:   The Company’s logo is attached as Exhibit A.

Staff Comment 3.    Revise the disclosure throughout the filing to clearly identify the correct party. Terms such as the “company,” “we,” “our,” and “us” should refer only to the registrant, not to Henan Anhou or the other parties. In addition, please make clear in the Prospectus Summary and Business section whether the registrant has any equity interest in Henan Anhou. Since the registrant is not an operation business, you should identify Henan Anhou as the operation entity throughout the prospectus.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Response:  The Company has revised the disclosure throughout the filing to clearly identify the correct party. Terms such as the “company,” “our,” and “us” refer only to the registrant, not to Henan Anhou or the other parties. It has been made clear in the Prospectus Summary and Business section whether the Company has any equity interest in Henan Anhou. Henan Anhou is identified as the operation entity throughout the prospectus.

Staff Comment 4.    Please disclose whether you sought the opinion of legal counsel regarding the legality of the VIE agreements under PRC laws. If you relied upon the opinion of local counsel regarding the legality of the VIE agreements, please file this opinion as an Exhibit 99 to your registration statement. In addition, if you revised disclosure attributes or summarizes the advice of your counsel, please file the consent of your PRC counsel to the inclusion of such statement in you registration statement. Please see Securities Act Rule 436 and related CD&I Question 233.02.

Response:  While the Company has sought the opinion of PRC legal counsel to confirm the legality of the VIE agreements under PRC law, the Company has not relied upon such opinion in preparing its registration statement, nor has the Company cited, summarized or otherwise based its disclosure in the registration statement on such opinion.  As a result, the Company believes that it is not required to file such opinion as an Exhibit 99 to its registration statement or to obtain the consent of such PRC legal counsel to the filing of the registration statement.

Prospectus, page 3

Staff Comment 5.    Please revise your prospectus cover page to prominently disclose the fixed price in which you are selling the shares until your shares are quoted on the OTCBB.

Response:   The Company revised the prospectus cover page to prominently disclose the fixed price for which the selling shareholders may sell the shares to be registered by putting such information in bold in a stand-alone sentence.

Staff Comment 6.    Please disclose here that you have not filed an application to be quoted on the OTCBB and disclose when you expect to file an application.

Response:  The Company has included the additional requested disclosure on the prospectus cover page.

Prospectus Summary

Staff Comment 7.    Please expand this section to clearly explain the business purpose for your current complex organizational structure.

Response:  The Company has expanded this section on page 5 to clearly explain the business purpose for its current complex organizational structure.

Staff Comment 8.    Please define “CIRC” and “SAFE” in the first instance you use these acronyms.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Response:   The Company has included the requested disclosure on page 9 of the prospectus.

Staff Comment 9.    Please expand your disclosure to briefly describe why Henan Anhou must contribute RMB10 million to the capital account of Jiangsu Law before it may be considered to hold 100 percent of the equity interests in Jiangsu Law. If this capital requirement is part of the government registration and reporting process, please so disclose.

Response:  The reason Henan Anhou was not considered 100% shareholder of Jiangsu Law as of the preceding filing date was due to pending approval and registration procedures of relevant government authorities. All approvals and registration procedures were completed on July 29, 2011, Henan Anhou has complied with all applicable laws and regulations with respect to its holding of 100% equity interest of Jiangsu Law. The registered capital increase to RMB10 million was to meet the minimum registered capital requirement of brokerage entities in accordance with Chinese regulations. Please refer to the revisions to the S-1 on page 5.

Staff Comment 10.    Please quantify RMB10 million in U.S. dollars.

Response:   The Company has included the requested disclosure on page 5 of the prospectus.

Staff Comment 11.    In this section, you describe the registration and reporting process with respect to the share transfer between Henan Anhou and Jiangsu Law, as well as a capital requirement of RMB 10 million. If Henan Anhou satisfied similar requirements with respect to Sichuan Kangzhuang, please disclose this in the Prospectus Summary, in the Risk Factors section, and in the Business section, including the date on which the registration was made and any consequences or risks as a result of not satisfying with these requirements.

Response:  Pursuant to Provisions on the Supervision and Administration of Specialized Insurance Agencies, Sichuan Kangzhuang, as an insurance agency company maintaining its operation within one single province, the minimum registered capital required is RMB2 million. The current registered capital of Sichuan Kangzhuang is RMB6,000,000, which is in compliance with the above referenced regulation.  Henan Anhou did not contribute the required capital into Sichuan Kangzhuang.  Sichuan Kangzhuang’s capital was contributed prevously by the previous shareholders.

Staff Comment 12:    You indicate on page 5 that the VIE agreements provide you with “effective control” over Henan Anhou. To provide further balance and context, please clarify that your consolidated affiliated entities in the PRC are variable interest entities through which substantially all of your insurance services are operated. Disclose that it is through the contractual arrangements that you have effective control, which allows you to consolidate the financial results of the VIEs in your financial statements. Disclose that , if your PRC VIEs and their shareholders fail to perform their obligations under the contractual arrangements, you could be limited in your ability to enforce the contractual arrangements that give you effective control. Further, if you are unable to maintain effective control, you would not be able to continue to consolidate the VIE’s financial results with your financial results. Disclose the percentage of revenues in your consolidated financial statements that are derived from your VIEs.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Response:    The Company has included the requested disclosure on pages 5, 31, and 41 of the prospectus.

Staff Comment 13:    You disclose that the Exclusive Business Cooperation Agreement allows you “to collect and own all 90% of the net profits of Henan Anhou.” Please disclose that this does not mean that you are able to have unfettered access to the VIEs’ revenue due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions and the restrictions on foreign investment, among other things. Please disclose the extent to which you rely on fees and dividends paid to you by your PRC subsidiary and VIEs. Quantify the amounts you have collected from fees and dividends to date and in your last fiscal quarter. If you have not received any fees or dividends, please disclose when you expect to start receiving the fees or dividends.

Response:    The Company has included the requested disclosure on pages 7 and 41 of the prospectus.

Staff Comment 14:    Please expand your description of the Exclusive Business Cooperation Agreement on pages 6 and 43 to disclose your obligation to Henan Anhou with respect to whether and what obligations of your affiliated entities you undertake pursuant to your VIE agreements. Relevant items to discuss include, but are not limited to whether you are responsible for the debts of your affiliated entities. Please also expand your disclosure of the agreement in both the Prospectus Summary and in the Business section to discuss the terms of duration and power of termination, and any other material terms. Your current reference to the exhibits is not sufficient.

Response:    The Company has included the requested disclosure on pages 7 and 41 of the prospectus.

Staff Comment 15:    Please revise your chart on page 7 to clarify that “offshore” entities refer to entities outside of China, and “onshore” entities refer to entities in China.

Response:    The Company has included the requested disclosure on page 8 and 43 of the prospectus.

Staff Comment 16:    In “Our Business” on page 8, please disclose the amount of your accumulated deficit as of June 30, 2011 and that you have incurred operation losses since inception.

Response:  The Company has included the requested disclosure on page 9 of the prospectus.

Staff Comment 17:    You disclose on page 28, that each of your three consolidated operating entities, Henan Anhou, Sichuan Kang Zhuang and Jiangsu Law, currently provides insurance agency services only. Please clarify this disclosure throughout your filing, including, but not limited to, pages 8, 11-13, 17, 42, 45 and 47.

Response:  The Company has included the requested clarification throughout the prospectus.

Summary of Financial and Operating Information, page 10

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Staff Comment 18:    Please include a more detailed explanation of the source(s) of the amounts presented in these tables instead of stating that the amounts are derived from the Consolidated Financial Statements appearing elsewhere. Also explain what the pro forma financial information presents.

Response:  The Company has provided the requested disclosure on page 11 of the prospectus.

Risk Factors, page 10

General

Staff Comment 19:    Please add a risk factor that discusses Notice No. 75 issues by SAFE and the risks and effects on your business. Similarly, please expand your Business section to include a discussion of the SAFE Notice No. 75.

Response:  The Company has added the requested disclosure on pages 13and 52of the prospectus.

Staff Comment 20:    Please add a risk factor explicitly discussing the impact that unenforceable contractual agreements under PRC law would have upon the investor. You should discuss, among other things, the potential breach of fiduciary duty in the circumstance.

Response: The Company has included the requested disclosure on page 27of the prospectus.

Staff Comment 21:    Please add a risk factor that details the percentage of your common stock held by affiliates, and how this percentage will affect all decisions presented for a shareholder vote. Please clarify that shareholders may vote in a manner in which the reader disagrees.

Response:   The Company has included the requested disclosure on page 20 of the prospectus.

Staff Comment 22:    Please add a risk factor regarding your financial position. This risk factor should quantify your current working capital, your accumulated deficit and describe the going concern opinion issued by your auditor. Please also quantify the amount of funding you will need to continue operations for the next 12 months and disclose that your auditor’s going concern opinion may have a detrimental effect on your ability to obtain additional funding.

Response: The Company has included the requested disclosure on page 20of the prospectus.

Staff Comment 23:    You state on page 41 that you may need to seek additional financing through loans and equity. Please add a risk factor with this information. Please disclose that to the extent you raise additional capital through the sale of equity securities, and investor’s ownership interest will be diluted, and the terms of the securities may include liquidation or other preferences that adversely affect the investor’s right as a stockholder. Please also disclose that debt financing, if available, may involve agreements that include covenants limiting or restricting your ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

Response: The Company has included the requested disclosure on page 20of the prospectus.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

“If we fail to attract and retain productive agents, our business could suffer,” page 11

Staff Comment 24:    To the extent you have experienced problems attracting and retaining productive agents in the recent past, please revise to describe these problems.

Response:  The Company has not yet experienced problems attracting and retaining productive agents in the recent past.

“Competition in our industry is intense and, if we are unable to compete…,” page 13

Staff Comment 25:    We note your disclosure elsewhere in this filing that you sell insurance products through sales agents, who are not your employees. Please expand this risk factor to add this information. In addition, if these sales agents are permitted to sell competing insurance products, please so disclose.

Response:  Although sales agents are not employees of the Company, they are prohibited to sell competing insurance products under PRC law and pursuant to their contracts with the Company.
The Company has provided the requested disclosure on page 16of the prospectus.

“If our contracts with insurance companies are terminated…,” page 13

Staff Comment 26:    You disclose that Taiping Life Insurance Co., Ltd. Accounted for 41.39% of your total net revenues from commissions and fees in 2010. Please file a copy of your agreement with Taiping Life as an exhibit to this registration statement and describe the material terms of this agreement in your Business section, including, but not limited to any payment provisions, material obligations that must be met to keep the agreement in place, duration and termination provisions. Alternatively, please provide us with an analysis which supports your apparent belief that you are not substantially dependent on this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Response:    The Company has filed a copy of its agreement with Taiping Life as Exhibit 10.22 to the registration statement.  The Company has included the requested disclosure on page 46 of the prospectus.

“Sales agent and employee misconduct is difficult to detect…,” page 14

Staff Comment 27:    To the extent you have experienced problems with sales agent and employee misconduct in the recent past, please revise to describe these problems.

Response:  The Company has not yet experienced problems with sales agent and employee misconduct in the recent past.

“All of our personnel engaging in insurance agency or brokering are required…,” page 15

Staff Comment 28:    Please quantify the fine in U.S. dollars.

Response: The requested disclosure has been provided on page 18of the prospectus.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Staff Comment 29:    To the extent the 20 percent of your sales professionals without a qualification certificate tried to obtain the certificate from the CIRC and was denied, please revise to describe these problems.

Response: The requested disclosure has been provided on page 18of the prospectus.

Staff Comment 30:    Please briefly expand your disclosure to discuss the process for obtaining a qualification certificate from the CIRC. In particular, please discuss the length of time it takes to obtain a certificate, and the duration of each certificate.

Response: The requested disclosure has been provided on page 18 of the prospectus.

“Our businesses are highly regulated, and the administration, interpretation…,” page 15

Staff Comment 31:    Please briefly expand this risk factor to discuss the laws and regulations that affect your company.

Response: The requested disclosure has been provided on page 18 of the prospectus.

“Any significant failure in our information technology systems…,” page 16

Staff Comment 32:    To the extent you have experienced complete or partial failure of you information technology or communication systems in the recent past, please revise to describe these problems.

Response: The Company has not yet experienced complete or partial failure of its technology or communication systems in the recent past.

“If the PRC government finds that the agreements that establish…,” page 17

Staff Comment 33:    You state in this risk factor and on page 42 that Henan Anhou directly holds 100 percent equity interests in one PRC insurance agency and one brokerage, and that these are “wholly owned subsidiaries” of Henan Anhou. This appears inconsistent with disclosure in your Prospectus Summary, which indicates that Henan Anhou owns 48.2 percent of Jinagsu Law Insurance Broker. Please revise your disclosure throughout the filing to explain this inconsistency.

Response:  As of the date of the filing of Amendment No. 1 to the S-1, the equity transfer of the remaining 51.8% of Jiangsu Law to Henan Anhou was still pending on certain approval and registration procedures, thus Henan Anhou only owned 48.2% of Jiangsu Law.

However, according to the related acquisition agreement, Henan Anhou acquired 100% of Jiangsu Law.  At the date of the acquisition, Jiangsu Law’s paid in capital was 48.2 % of its registered capital. From the accounting perspective, it is the paid in capital that determines ownership interest, not the registered capital. Since there were no other shareholders with equity interest in Jiangsu Law after the consummation of the acquisition agreement and all of the paid in capital belongs to Henan Anhou, thus from the accounting perspective Henan Anhou held 100% equity interest in Jiangsu Law at the date of the acquisition.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Subsequent to the last filing, the pending approval and registration procedures were completed and the Company has revised the disclosure throughout the prospectus accordingly.

Staff Comment 34:    The risk discussed in the second half of this risk factor beginning with the sentence reading “[b]ecause of these contractual arrangements, we are the primary beneficiary of Henan Anhou…” discusses a risk different than the one presented in the title. The latter portion of the risk factor appears to discuss the risk of the entities failing to comply with CIRC laws and regulations, a violation which may require the company to restructure the ownership structure. However, the risk factor title requires a discussion of the failure of the contractual arrangements to comply with applicable PRC laws and regulations.

Please separate these discussions into two risk factors, one that discusses the risk to your company that the contractual agreements may not be enforceable under PRC law, and the second discussing the risks to your company if the entities fail to comply with CIRC laws and regulations. Please disclose that the company has no other source of revenue, other than the economic benefits received from Henan Anhou and its subsidiaries.

Response:  The Company has revised the disclosures throughout the “Risk Factor” section the discussions of the risks as requested.

“We rely on contractual arrangements with Henan Anhou and its shareholders…,” page 18

Staff Comment 35:    Please expand this risk factor to discuss the risks to investors due to the term and termination provisions in the Exclusive Business Cooperation Agreement. Also discuss the extent to which affiliates of the registrant are also affiliates of the various other related entities, including the operating company. It appears that there is a risk that, since affiliates stand on both sides of the agreement, it would be easy to terminate the agreement and that unaffiliated investors would have little or no recourse since all of the operating entity’s assets are located in China, Please state whether the registrant has any other assets (other than its interest in the agreement) and any revenues from other sources.

Response:  The Company has made the requested disclosures on page 21of the prospectus.

“Contractual arrangements we have entered into with Henan Anhou…,” page 19

Staff Comment 36:    Please expand this risk factor to briefly describe why PRC tax authorities could determine that the contractual arrangements between your PRC subsidiary and Henan Anhou are not on an arm’s length basis. In particular, please note the affiliations that your officers and directors have with Henan Anhou and its subsidiaries, including any past and present employment.

Response: The Company has made the requested disclosures on page 22 of the prospectus.

Staff Comment 37:    Please expand your disclosure to qualify the potential impact of the transfer pricing adjustment on your operations to date.

Response:  The Company has made the requested disclosures on page 22of the prospectus.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

“We may have exposure to greater than anticipated tax liabilities,” page 19

Staff Comment 38:    Please revise this risk factor to clarify how this risk specifically affects your business as opposed to all businesses generally.

Response:  The Company has deleted the referenced risk factor because the material tax risks are covered in other risk factors.

“PRC regulation of direct investment by offshore holding companies…,” page 19

Staff Comment 39:    Please expand this risk factor to quantify your current level of capital contribution.

Response:  The requested disclosure has been provided on page 23 of the prospectus.

Staff Comment 40:    Please expand this risk factor to approximate the amount of time it takes for the PRC Ministry of Commerce to approve an application for capital contribution.

Response: The requested disclosure has been provided on page 23of the prospectus.

Staff Comment 41:    To the extent you have experienced delays or rejections from the PRC Ministry of Commerce related to previous applications for capital contributions in the recent past, please revise to describe these problems.

Response:  The Company has not experienced delays or rejections from the PRC Ministry of Commerce related to previous applications for capital contributions in the recent past.

“Certain acquisition by the consolidated affiliated entity…,” page 19

Staff Comment 42:    Please disclose the date the registration was made. Please also disclose how long you anticipate it will take you to increase the registered capital amount to RMB10 million.

Response:  The Company has deleted the referenced risk factor due to the completion of the transfer of the equity of Jiangsu Law to Henan Anhou.

Staff Comment 43:    Please quantify all amounts in U.S. dollars in addition to the renminbi.

Response:  The Company has deleted the referenced risk factor due to the completion of the transfer of the equity of Jiangsu Law to Henan Anhou.

Staff Comment 44:    Please expand your disclosure to quantify the amount and percentage of your total revenues and loss/income that are derived from Jiangsu Law for the fiscal year ended June 30, 2011.

Response:  The Company has deleted the referenced risk factor due to the completion of the transfer of the equity of Jiangsu Law to Henan Anhou.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

“Our global income or the dividends we receive from our PRC subsidiary…,” page 21

“Under the EIT Law, dividends payable by us and gains on the disposition…,” page 21

Staff Comment 45:    In each of these risk factors, clarify, if true, that you currently consider yourself a “non-resident enterprise” and explain the reasons that you determined you were a “non-resident enterprise” for EIT Law purposes. Quantify the impact of a determination that you were actually a “resident enterprise” in prior periods.

Response:  Due to the lack of implementation rules and official interpretation, it’s uncertain whether we will be deemed as a “resident enterprise” or not. The requested disclosures have been provided on page 24of the prospectus.

“We rely principally on dividends and other distributions on equity paid…,” page 22

Staff Comment 46:    We note your disclosure that PRC law requires that dividends paid by your PRC subsidiary come from its accumulated profits, if any, after the subsidiary has made allowances to fund statutory reserves. Please expand your disclosure to address the following issues:

●	Indicate whether your PRC subsidiary has historically paid dividends to you from their accumulated profits, and provide management’s assessment of its ability to pay dividends to you in the future.

●	Indicate what portion of your PRC subsidiary’s revenues, if any, you anticipate being able to use for the expansion of your business.

This disclosure should be reflected here, as well as in you discussion of liquidity and capital resources.

Response:  The Company has made the requested disclosure on pages 25 and 39 of the prospectus.

“Fluctuation in the value of the RMB may have a material…,” page 22

Staff Comment 47:    Please include in this risk factor the exchange rate of the RMB to the U.S. dollar as of the latest practicable date.

Response:  The Company has added the requested disclosure on page 25 of the prospectus.

Staff Comment 48:    Please expand this risk factor to quantify the effect that a hypothetical increase of decrease in the exchange rate will have on your earnings.

Response:  The Company has added the requested disclosure on page 25 of the prospectus.

“We may have difficulty establishing adequate management…,” page 23

Staff Comment 49:    To the extent you have experienced difficulty hiring or retaining qualified employees to work in the PRC in the recent past, please so disclose.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Response:  The Company has not experienced difficulty hiring or retaining qualified employees to work in the PRC in the recent past.

Staff Comment 50:    To the extent you do not have any employees that are formally trained in U.S. GAAP or in internal controls over financial reporting, please expand your disclosure to disclose this information.

Response:  The Company has added the requested disclosure on page 26 of the prospectus.

“We have no plan to declare any dividends to shareholders in the near future,” page 24

Staff Comment 51:    Please clearly state in this risk factor that investors should not rely on an investment in your company if they require dividend income, and income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

Response:  The Company has added the requested disclosure on page 28of the prospectus.

“Penny stock’ rules may make buying or selling our common stock difficult,” page 24

Staff Comment 52:    Please expand this risk factor to discuss the specific legal remedies available to investors of penny stocks and how such remedies would affect the company.

Response: The Company has provided the requested disclosure on page 28 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

Staff Comment 53:    You disclose that on January 16, 2011, you issued 20,000,000 shares of common stock, $0.00001 par value per share, to several non U.S. persons for their previous investment of $300,000 in your subsidiaries. Please revise your disclosure to clarify the procedure you followed on January 16, 2011 to establish the fair value of the previous investment in your subsidiaries. Clarify, if true, that the $300,000 investment was cash. Explain in the disclosure what the company issued in return for the $1,175,640 of cash presented on the cash flow statement on page F-21.

Response: The Company has provided the requested disclosure on pages 30 and F-19.

Recent Accounting Pronouncements, page 33.

Staff Comment 54:    Please remove references to pre-Codification accounting literature designations such as SFAS No. 168 or AFAS 141R, SFAS 160, SFAS 162 from this section and from other sections in the filing including the financial statements.

Response:  The Company has provided the requested disclosure on page 35 of the prospectus.

Pro Forma Results of Operations, page 36

Staff Comment 55:    Please revise your disclosure to explain what the pro forma financial information represents.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Response: The Company has eliminated the presentation of pro forma financial information and replaced it with the audited consolidated financials of the Company.

Staff Comment 56:    Please identify the parties you refer to as the “Group.”

Response:  The Company has eliminated the use of the reference “Group” in this section of the prospectus and uses the term “Company” to identify the China United and all of its subsidiaries and Consolidated Affiliated Entities.

Staff Comment 57:    Your tabular disclosure of your operations is provided throughout your MD&A on a consolidated basis, however, your narrative disclosure discusses the increase and decreases of various items on an entity-by-entity basis. In order to place your narrative disclosure in the proper context, please revise your tabular disclosure throughout your MD&A to disclose your results of operations on an entity by entity basis, similar to your disclosure provided on page F-53.

Response:  The Company has eliminated the narrative disclosure on an entity-by-entity bases.  The Company describes its operations in the narrative on a consolidated basis which matches the tabular and financial statement disclosures.

Cost of Services, page 36

Staff Comment 58:    You disclose that the decrease in cost of services was due in part to Henan Anhou adjusting its commission calculation method. After the adjustment, the commissions paid to salesmen decreased from 75% of Henan Anhou’s commission revenue to 70%. Disclose the date the change in commission paid was made.

Response: The Staff’s comment references a prior operations period.  The analysis for the current periods discussed reference another reason for changes in cost of services.

Liquidity and Capital Resources, page 40

Staff Comment 59:    Your discussion of the net cash used in operating activities for the nine months ended March 31, 2011 does not agree to the cash flow statement presented on page F-21. The $244,046 appears to contain a typographical error and should be $44,046.

Response:  The Staff’s comment refers to prior financial statements not currently presented in the prospectus.

Staff Comment 60:    Please revise your discussion of cash flows, especially of your operating cash flows, to specifically address your sources and uses of cash in addition to your current disclosures. For example, it does not appear to be appropriate to state that the net increase in your net cash used in operating activities during the nine months ended March 31, 2011 was mainly due to $259,401 gain on bargain purchases of subsidiary given that the gain on bargain purchase appears to be a non-cash item. Please clarify your disclosure.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Response:  The Company has provided the requested disclosure on page 39 of the prospectus.

Staff Comment 61:    Explain in expanded disclosure why no income taxes have been paid (page F-5 and F-21) and the due dates of income tax payments.

Response: The Company has provided the requested disclosure on page 39 of the prospectus.

Business, page 42

Staff Comment 62:    Please expand your disclosure of the Exclusive Business Cooperation Agreement on page 43 to disclose the amount of management fees paid under the agreement to date. If no fees have been paid, please include a risk factor and other disclosure, including disclosure in your liquidity section of your Management’s Discussion and Analysis, regarding why no fees have been paid to date and the related impact on your business and liquidity.

Response:  The Company has provided the requested disclosure throughout the prospectus.

Staff Comment 63:    You disclose on page 42 that you have three affiliated insurance intermediary companies in the PRC. Please identify these companies, and describe how they are affiliated.

Response:  The Company has provided the requested disclosure on page 40 of the prospectus.

Competition, page 48

Staff Comment 64:    To the extent practicable, please expand this section to disclose your competitive position in the industry. Please refer to Item 101(h)(4)(iv) of Regulation S-K.

Response: The Company has provided the requested disclosure on page 46 of the prospectus.

Management, page 56

Staff Comment 65:    You conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements we ask that you provide us with information that will help us answer the following comments.

●
Please tell us how you maintain your books and records and prepare your financial statements. In this regard, please explain whether you maintain your books and records in accordance with US GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with USGAAP. If you do not maintain your books and records in accordance with US GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to US GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Response:  We’ve maintained our books and records in accordance with PRC GAAP for our consolidated affiliated entities namely Henan Anhou, Sichuan Kangzhuang and Jiangsu Law, which are our primary operating companies. Our CFO has worked closely with the Company’s reporting consultant, and coordinated for the provision of any documents/vouchers and granted her access to any books and records of the consolidated affiliated entities as per the request such reporting consultant deems necessary for work of this nature. The reporting consultant has then reconciled the differences based on the PRC v. U.S. GAAP and made any and all adjustment necessary for her preparation of the financial statements in accordance with U.S. GAAP. The reporting consultant engaged by the Company has extensive US GAAP knowledge and experience (please refer to the responses below for details).

We’ve maintained our books and records in accordance with U.S. GAAP for our Hong Kong subsidiary as well as our Delaware company, both being a holding company with no substantial operation conducted other than the holding of shares of their respective subsidiaries.

●
Please tell us who is involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of you financial statements and their knowledge of US GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

●	What role he or she takes in preparing your financial statements;

Response: The Company’s chief financial officer (“CFO”) supervises the preparation of, reviews and approves, the trial balances and provides additional schedules and information requested by the reporting consultant related to SEC disclosures and drafting of the MD&A.  She is also responsible for overseeing the preparation of internally prepared financial statements. The CFO does not have knowledge of U.S. GAAP and SEC rules and regulations.

The reporting consultant obtained the financial information, including the trial balance, breakdowns, etc., from the Company, and prepares the financial statements in accordance with US GAAP. He submits these financial statements to the CEO and CFO for review and approval prior to filing with the SEC.

●	What relevant education and ongoing training he or she has had relating to US GAAP;

Response: The CFO does not have any education and ongoing training related to U.S. GAAP. The reporting consultant is an MBA candidate at a US university, concentrating in accounting and finance. He is undertaking Advanced Financial Accounting, US Tax Law, Financial Institution and Financial Instrument, and other US GAAP related training. He has accumulated 80 hours of US GAAP training while working at KPMG.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

•	The nature of his or her contractual or other relationship to you;

Response: The CFO does not have employment agreement with the Company. She has entered into an employment agreement with Jiangsu Law for a fixed term from January 1, 2011 to December 31, 2012, pursuant to which, the CFO shall be paid a salary of RMB4,800 per month. The terms of this employment agreement generally provides that the employment relationship must comply with the laws and regulations of the People's Republic of China, but does not specifically provide any payment in the event of a change in control of the Company or the executive’s termination, other than payments that may be required pursuant to applicable Chinese labor laws.

•	Whether he or she hold and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant; and

Response: She does not hold such qualification.

•	About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP.

Response: Ms. Tsai has served as the Company’s Chief Financial Officer since January 2011.  Ms. Tsai is a Certified Financial Planner who has 25 years of experience in the insurance industry. From April 2000 to June 2005 Ms. Tsai served as Chief Financial Officer at Genius Insurance Brokers Co., Ltd., a Taiwan insurance brokerage company.  Ms. Tsai has served as the Chief Financial Officer of the Company’s affiliated entity Sichuan Kangzhuang from May 2008 to September 2010. Ms.Tsai serve as the Chief Financial Officer of the Company’s affiliated entity Jiangsu Law from October 2010 to the present. The CFO dose not have any education and ongoing training related to U.S. GAAP.

If you retain an accounting firm or an organization to prepare your financial statements, please tell us;

•	The name and address of the accounting firm or organization;

•	The qualifications of their employees who perform the services for your company;

•	How and why they are qualified to prepare your financial statements;

•	How many hours they spent last year performing these services for you; and

•	The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

Response: The Company has not retained any accounting firm or other similar organization which fits this category.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

If you retain individuals who are not your employees to prepare your financial statements, without providing us with their names, please tell us:

O	Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

Response: The Company believes the individual, who is not the Company’s employee, who is retained to prepare our financial statements is qualified due to his experience which is described below.

The reporting consultant is an MBA candidate at a US university and is expecting to achieve his master degree by May, 2012. He graduated from a university in China, with a bachelor degree in economics. The reporting consultant had worked as an auditor in KPMG for five years. His role is field work in-charge, main engagements including:

▪	Led several audit engagements of SEC filing and listing in other international capital market. Including supervising audit procedure and communicate with SEC and other intermediates.

▪	Performed the internal control audit for a NYSE listed companies in accordance SOX 404.

▪	Led the group reporting engagements for the review of several subsidiaries of NYSE listed companies.

▪	Performed annual audit for several public companies listed in capital markets outside US.

Considering the academic background and extensive experience of the reporting consultant in auditing financial statements preparation in accordance with U.S. GAAP for SEC reporting, we believe that he is qualified in preparing for our financial statements for SEC reporting purposes.

•	How many hours they spent last year performing these services for you; and

Response: The current reporting consultant started working for the Company subsequent to June 30, 2011, so no hours were worked in the last fiscal year.

•	The total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Response: The current reporting consultant started working for the Company subsequent to June 30, 2011, so no fees were paid in the last fiscal year.

We acknowledge your discussion of your board of directors functioning as your audit committee financial expert. Please describe the board member’s extent of US GAAP knowledge and experience.

Response:  None of the Company’s board members have the knowledge or experience that would qualify them to be considered to be an audit committee financial expert.   On page 58 of the prospectus in the previous filing the Company disclosed that the board of directors had determined that its members did not include a person who is an “audit committee financial expert.”

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Staff Comment 66:    Please expand your disclosure of the business experience of Messrs. Mao, Li, Li, and Hsu Wen Yuan and Ms. Tsai to describe the business experience during the past five years of each individual. Alternatively, please confirm that your disclosure includes all business experience of Messrs. Mao, Li, Li, and Hsu Wen Yuan and Ms. Tsai during the past five years.

Response: The Company confirms to the Staff that the disclosure in the prospectus includes all business experience of Messrs. Mao, Li, Li and Hsu Wen Yuan and Ms. Tsai during the past five years.

Director Compensation, page 58

Staff Comment 67:    Please disclose the factors that led to the company’s conclusion that Mr. Li Fu Chang is not an employee of Henan Anhou pursuant to his engagement as legal representative. We note that the Labor Contract between Mr. Li and Henan Anhou refers to his “employment” throughout the agreement. Further, Mr. Le has a variety of job obligations.

Response:  Li Fu Chang is the executive director and a consultant of Henan Anhou.   Pursuant to the articles of association of Henan Anhou, the executive director also serves as a legal representative of Henan Anhou.   Li Fu Chang has entered into an agreement with Henan Anhou to act as this legal representative for a monthly fee of RMB6,000 ($940) since January 1, 2011, which has been wrongfully categorized as an employment agreement. Please refer to our revision to S-1 amendment on page 55.   Mr Li and the Company have corrected the contract and the revised contract is filed as Exhibit 10.23 to Amendment No. 2 of the S-1.

Staff Comment 68:    You disclose that Mr. Li Fu Chang earned RMB20,000 ($3,035) per month serving as the legal representative of Henan Anhou from January 1, 2010 to the present. Please provide the table required by Item 402® of Regulation S-K with this compensation reported in the “All Other Compensation” column.

Response:  The Company has added the requested disclosure on page 55 of the prospectus.

Summary Compensation Table, page 59

Staff Comment 69:    We note several of the named executive officers continue to be employees of Henan Anhou and its related entities. Please amend your disclosure to identify all compensation received directly or indirectly by your named executive officers from you or your subsidiaries.

Response: The Company has added the requested disclosure on page 55 of the prospectus.  Please note that due to compensation levels below $100,000, executive officers other than Lo Chung Mei do not meet the definition of named executive officer.  As a result, they have been deleted from the Summary Compensation Table.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Staff Comment 70:    Please update this table to include compensation earned by or granted to your named executive officers in the fiscal year ended June 30, 2011.

Response: The Company has added the requested disclosure on page 55 of the prospectus.

Employment Agreements, page 60

Staff Comment 71:    Please expand your disclosure of each employment agreement to disclose all the material terms of the agreement, including, but not limited to position of employment, compensation arrangements, including performance indicators, bonus, severance payments and travel reimbursement, non-compete provisions, duration and termination provisions.

Response:  The Company has added the requested disclosure on page 56 of the prospectus.

Certain Relationships and related Transactions, page 62

Staff Comment 72:    Please expand your discussion to disclose the aggregate amount of outstanding loans borrowed from you executive officers and directors as of the latest practicable date. Please consider providing this disclosure in a tabular format.

Response:  The Company has added the requested disclosure on page 59 of the prospectus.

Staff Comment 73:    It appears that amounts continue to be due to your executive officers and directors. Please revise your prospectus, including your Management’s Discussion and Analysis, to disclose the:

•	Number of employees who loaned money to the registrant , Henan Anhou, or its subsidiaries;

•	Whether these notes are documented in writing;

•	The timing and manner by which the funds from employee loans were raised and how the proceeds were used;

•	The average salary paid to an employee in each of the years in which loans were made;

•	The extent to which you plan to continue to rely on employee loans to meet your liquidity needs and capital expenditures in the future; and

•	An explanation of how you intend to repay the outstanding loans and payables.

Response: The Company advises the staff that there are no amounts currently due to the executive officers and directors of the Company.

Staff Comment 74:    We note your description of the VIE agreements. Please expand your disclosure here, and in the Business section, to identify the owners of Henan Anhou and its subsidiaries, and disclose the percentage of the registrant that each owns. Additionally, for each shareholder that is an officer or director for Henan Anhou, its subsidiaries, and/or the registrant, please identify each position currently held. Please consider providing this information in a chart.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Response:  The Company has made the requested disclosures throughout the prospectus.

Henan Law Anhou Insurance Agency Co., Ltd.

Report of Independent Registered Public Accounting Firm page F-1

Staff Comment 75:    It appears that all of the assets, liabilities, revenues and expenses of Henan Law Anhou Insurance Agency Co., Ltd. Relate to operations located in the People’s Republic of China. Please have your auditors, who are located in California, tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

●
Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards;

●	Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Response:  The Company’s operating subsidiaries books and records are located in China. Our auditors’ use the services of a local accounting firm in China. The Name of the Firm is Beijing Anshun International CPAs Co., Ltd. ( BAIC) which is registered with the PCAOB.  The partner in-charge of BAIC, Ms. Nancy Na has over 7 years of experience in public accounting, is a graduate of York University, Canada and is a Delaware CPA. The firm employs other Chinese CPA’s and accounting graduates from Chinese universities. Our auditors Goldman Kurland And Mohidin LLP (GKM), obtain the services of BAIC in performing the audit. BAIC works exclusively for GKM. GKM considers BAIC to be an extension of GKM in China. GKM’s engagement partner is responsible for planning the audit, which includes preparation of a detailed audit planning memorandum which is discussed with BAIC’s partner, manager and staff before the start of the audit.

At the start of the audit, GKM obtains written representation from BAIC concerning BAIC’s independence of the client and its familiarity with US GAAP and GAAS.

During the course of the audit, GKM’s partner and manager have direct contact with BAIC’s partner, manager and staff and provide answers to questions to audit and accounting issues that come up.   GKM’s partner, managers and staff review BAIC’s working papers and provide day to day support to BAIC’s staff, partner and manager on accounting and auditing issues as they arise. Proper review and supervision of the engagement is conducted by GKM In accordance with AS 10, Supervision of the Audit Engagement.

GKM does not refer to BAIC in its audit report but takes responsibility for BAIC’s work.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

In addition, the conduct of the audit by Goldman & Parks LLP is in accordance with the SEC Staff,’s speech by Louise M. Dorsey and Stephanie L Hunsaker dated December 6, 2004.  Following is an extract from the Speech.

“In other situations, a U.S. firm may choose simply to "hire" local personnel in a foreign country, such as China, to work as independent contractors for the U.S. audit firm [Slide 49]. In this case, the U.S. audit firm would be required to control all aspects of the work performed by the independent contractor. The independent contractor would report to the U.S. audit firm just like an employee of the U.S. firm, perform all procedures requested by the U.S. audit firm, have the work reviewed by members of the U.S. audit firm as if the independent contractor was an employee of the firm, etc. “

It is also our understanding that other US CPA firms conduct the audit of Chinese companies in similar manner.

China United Insurance Service Inc. and Subsidiaries

Financial Statements March 31, 2011, Unaudited, page F-19

Staff Comment 76:    Please include updated financial information as required by Rule 8-08 of Regulation S-X in your next amendment. In doing so, please also file a signed consent report from your independent auditors.

Response:  The Company has included updated financial information and included a signed consent report from its independent auditors.

Staff Comment 77:    Because of the significant equity transaction during the 2011 period, in a note to the financial statements, present each change in total stockholders’ equity (deficit) reconciling from $(1,303,612) to $699,398.

Response: The Company has added consolidated statements of changes in equity for the years ended June 30, 2011 and 2010 on page F-6.

Notes to Financial Statements

Note 1 – Organization and nature of operations, page F-22

Staff Comment 78:    You disclose that your consolidated financial statements include the accounts of the wholly-owned subsidiaries of Henan Law Anhou Insurance Agency Co., Ltd., You identify Kang Zhuang Insurance Agency Co., Ltd and Jinagsu Law Insurance Broker Co., Ltd as wholly-owned subsidiaries, yet on pages 7, 29 and 44 you indicate that Henan Law Anhou Insurance Agency Co., Ltd., owns only 48.2% of Jiangsu Law Insurance Broker Co., Ltd and you do not present non-controlling interests in your financial statements. Please revise your disclosure to properly identify the ownership of your subsidiaries.

Response:  As of the date of the filing of Amendment No. 1 to the S-1, the equity transfer of the remaining 51.8% of Jiangsu Law to Henan Anhou was still pending on certain approval and registration procedures, thus Henan Anhou only owned 48.2% of Jiangsu Law.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

However, according to the related acquisition agreement, Henan Anhou acquired 100% of Jiangsu Law.  At the date of the acquisition, Jiangsu Law’s paid in capital was 48.2 % of its registered capital. From the accounting perspective, it is the paid in capital that determines ownership interest, not the registered capital. Since there were no other shareholders with equity interest in Jiangsu Law after the consummation of the acquisition agreement and all of the paid in capital belongs to Henan Anhou, thus from the accounting perspective Henan Anhou held 100% equity interest in Jiangsu Law at the date of the acquisition.

Subsequent to the last filing, the pending approval and registration procedures were completed and the Company has revised the disclosure throughout the prospectus accordingly.

Staff Comment 79:    It appears based on your balance sheet that your recorded goodwill associated with the acquisition of Sichuan Kang Ahuang, but did not record any intangible assets. Please explain to us why you did not apparently identify any other intangible assets including, but not limited to, customer relationships, customer lists, customer contracts, trade names/trademarks, business process and accounting systems or software, etc. Please reference for us the authoritative literature you rely upon to support your accounting.

Response: At the date of acquisition, Sichuan Kangzhuang had no unfulfilled customer contract or software. Sichuan Kangzhuang’s business process and accounting system are not unique and the management planned to use unified operating platform after the acquisition.

Sichuan Kangzhuang’s business is mainly with retailing customers, and the management considered there is no customer relationship or customer list that will probably create future business opportunities for the Company. The Company reviewed the literature contained in ASC 805-20-55.

The Company has added the requested disclosure on page F-19 of the prospectus.

Staff Comment 80:    Disclose the purchase price allocation (each financial statement line item and the amount recorded) for each acquisition. Refer to ASC 805-10-50-2e3.

Response: The Company has added the requested disclosure on page F-19 of the prospectus.

Staff Comment 81:    The cash flow statement on page F-21 shows $79,734 of cash paid on acquisition of subsidiaries. Disaggregate this amount in the notes for each acquisition re reconcile to the total on the cash flow statement. Specify if the consideration of $78,318 for Sichuan and $75,475 for Jiangsu stated in the note was cash or quantify the amount of each type of consideration.

Response:  The Company has added the requested disclosure on page F-7 of the prospectus.

Staff Comment 82:    The date shown at the top of page F-23 is January 17, 2010. It appears this date should be January 17, 2011. Please revise as necessary here and in other places in the document.

Response: The Company has made the requested disclosure throughout the prospectus.

Basis of Presentation, page F-24

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Staff Comment 83:    Clarify in the disclosure what the functional currency of the US company China United Insurance Service, Inc. is.

Response: The Company has made the requested disclosure on page F-10 of the prospectus.

Note 2 – Summary of Significant Accounting Policies

Segment Reporting, page F-29

Staff Comment 84:    From the presentations included in parts of the document  such as narrative explanation the results of operations on page 36, it appears that financial information is available separately on a subsidiary basis and it appears that these subsidiaries may represent operation segments. Please provide us your analysis under ASC 280 that allows you to present all operations as one segment or revise your presentation and disclosures to include segment information in your filing as required.

Response: The Company follows ASC 280 “Segment Reporting”, for its segment reporting. For the years ended June 30, 2011 and 2010, the Company’s chief operating decision maker managed and reviewed its business as a single operating segment providing insurance brokerage and agency services across China. All revenues are derived from China and all long-lived assets are located in China.

Variable Interest Entities, page F-30

Staff Comment 85:    Provide all the disclosures required by ASC 810-10-50 for variable interest entities. Also disclose:

●	Description of significant terms to contracts (i.e., length of tem/remaining term, renewal provisions, penalties for operator to get out of contract)

●	Description of how contract terms grant power to direct significant activities and right to economic returns

●	Whether enforceability of contracts represents significant judgment/assumption

●	Forewarning disclosure of potential reconsideration events, including consequences of events on consolidation conclusions

Response: The Company has made the requested disclosure on page F-15 of the prospectus.

Note 11 – Paid-In Capital, page F-36

Staff Comment 86:    Please describe the transaction that resulted in the increase of paid-in capital of Jiangsu Law on January 18, 2011. Clarify, if true, that the contribution was cash (as presented on the cash flow statement on page F-21). Please cite any applicable authoritative literature used that support your accounting.

Response: The capital contribution was cash.  Jiangsu Law obtained the new Business License with the previously referenced RMB 10,000,000 issued by Nantong  Business Bureau in January 2011. This capital contribution was eliminated in the consolidated financial statements for the year ended June 30, 2011.

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

Jiangsu Law Insurance Broker Co. cash flow statement, page F-77

Staff Comment 87:    Disclose why $627,055 from other receivable should be classifies as cash flows from operating activities or revise the statement as necessary. From Note 4 it appears these amounts were short-term loans that would be reported as a financing activity. Tell us where the cash outflow is reported.

Response:  The cash outflow is reported in the cashflow before June 30, 2009. The Company has revised it as investing activity. It has not affected on the updated consolidated financial statements.

Item 16. Exhibits and Financial Statement Schedules

Staff Comment 88:    We note your statement in Exhibit 5.1, “In giving such consent, we do not believe that we are ‘experts’ within the meaning of such term as used in the Act or the rules and regulations of the Securities Exchange Commission issued thereunder with respect to any part of the Registration Statement including this opinion as an exhibit or otherwise.” It is inappropriate for counsel to deny that it is an expert within Section 7 of the Securities Act. Please delete this statement from this exhibit.

Response:  The Company has filed an updated Exhibit 5.1 to Amendment No. 2 to the S-1 in which the referenced statement is deleted..

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
October 28, 2011

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned, or Ryan Nail, attorney with the Crone Law Group, Company counsel, at (415) 955-8900.

Sincerely, /s/ Lo Chung Mei Lo Chung Mei President and Chief Executive Officer

Enclosures
CC:
The Crone Law Group